4-1-02


02027494

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April, 2002


SEC MAIL PROCESSING
RECEIVED
APR 23 2002
154
WASH. D.C. SECTION

KOREA ELECTRIC POWER CORPORATION
(Translation of registrant's name into English)

167, Samsung-dong, Kangnam-ku, Seoul 135-791, Korea
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F_√_ Form 40-F______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No_√

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).



KOREA ELECTRIC POWER CORPORATION
167, SAMSEONG-DONG, GANGNAM-GU, SEOUL, KOREA
TEL 822-3456-4260~7 FAX 822-556-3694

The Resolution of the Board of Directors
Relating to the Convocation of the Extraordinary Shareholders' Meeting

1. Date of resolution of the Board of Directors		April 19, 2002
2. Purpose		For the convocation of the 42nd Extraordinary Shareholders' Meeting
3. Proposed Date and Time of the Extraordinary– Shareholders' Meeting	Date	May 11, 2002
	Time	10:00 a.m.
4. Proposed Place for the Extraordinary Shareholders' Meeting		KEPCO's head office (the 7th Floor) located in 167, Samseong-dong, Gangnam-gu, Seoul, Korea
5. Agenda and Major Issues to be Resolved		Agenda 1: Selection of the president of KEPCO Agenda 2: Selection of the auditor of KEPCO Agenda 3: Selection of the directors of KEPCO
6. Resolutions		Convocation of the Extraordinary Shareholders' Meeting for reviewing and resolving the above agenda

The notices related to the convocation of the 42nd Extraordinary Shareholders' Meeting are scheduled to be sent to the shareholders after the candidates for president and directors are determined two(2) weeks prior to the date of such Extraordinary Shareholders' Meeting in accordance with the applicable laws of Korea, and the contents of such notices shall be disclosed on our English Homepage(www.kepco.co.kr/en).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION



By:_____________________________________

Name: Chung, Soo Eun

Title: Chief Financial Officer